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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-1)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JEFFERSON SMURFIT GROUP
PUBLIC LIMITED COMPANY
(Name of Subject Company (Issuer))

MDCP ACQUISITIONS I
MDP ACQUISITIONS PLC
MDCP ACQUISITIONS PLC
MDCP IV OFFSHORE INVESTMENTS LP
MDP IV OFFSHORE GP, LP
MDP OFFSHORE INVESTORS LIMITED
MADISON DEARBORN PARTNERS, L.L.C.
(Names of Filing Persons (Offerors))

(Title of Class of Securities)	(CUSIP Number of Class of Securities)
American Depositary Shares, each representing ten Ordinary Shares of euro 0.30 each	47508W107
Ordinary Shares of euro 0.30 each

Samuel M. Mencoff
c/o Madison Dearborn Partners, Inc.
Three First National Plaza
Suite 3800
Chicago, Illinois 60602
Telephone: (312) 895-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Dennis M. Myers, Esq.
Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation	Amount of Filing Fee

Not applicable	Not applicable

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    Third-party tender offer subject to Rule 14d-1.

☐    Issuer tender offer subject to Rule 13e-4.

☒    Going-private transaction subject to Rule 13e-3.

☐    Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐.

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(5)(A)	Press Release issued on behalf of MDCP Acquisitions I on June 17, 2002 relating to pre-conditional offer to purchase Jefferson Smurfit Group plc
(a)(5)(B)	Press Release issued on behalf of MDCP Acquisitions I on June 17, 2002 relating to offer for Jefferson Smurfit Group plc

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INDEX TO EXHIBITS